Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Highlights Operating Performance

Vancouver, BC – October 6, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its September production averaged 2,444tpd, at an average head grade of 3.03g/t, representing a monthly throughput of 7,143 ounces. During the last week of September, production averaged 2,734tpd. This performance represents an improvement of approximately 56.2% over the monthly average of Q1 2011 (June–August) and is the result of significant changes recently implemented in maintenance and operating procedures following the re-occurrence of critical equipment failures during the precedent quarter. As a result, equipment availability during September averaged 93%. These performance improvements are expected to have a significantly favourable impact on production costs per ounce for the month of September and Q2 2011.

Since January 2010, the Company mined 846,104 tons of ore for a total of 48,094 ounces, including low grades for stock piles destined for a future heap leach operation. In this regard, Petaquilla completed a large-column, run-of-mine test project, confirming its initial gold recovery estimates of approximately 65%.

On or prior to October 15th, the Company will be filing its quarterly financial statements and Management Discussion & Analysis with complete details of its quarterly performance.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.